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                                                                    Exhibit 99.4

                                 [Company logo]
                        GUANGSHEN RAILWAY COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)

                     NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting (the "EXTRAORDINARY GENERAL MEETING") of Guangshen Railway Company Limited (the "COMPANY") will be held at 9:30 a.m. on 4 December 2008 in the meeting room of the Company at 3/F, No. 1052 Heping Road, Shenzhen, Guangdong Province, The People's Republic of China (the "PRC") to consider and, if thought fit, approve the following ordinary resolutions of the Company:

                              ORDINARY RESOLUTIONS

1. "THAT the proposed revision of the annual caps for the three financial years ending 31 December 2010 in relation to the continuing connected transactions under the comprehensive services agreement dated 5 November 2007 entered into between the Company and Guangzhou Railway (Group) Company (CHINESE CHARACTERS) to RMB5,829.05 million, RMB6,703.41 million and RMB7,708.92 million, respectively, together with the breakdown of such annual caps in respect of the relevant types of services as set out in the circular of the Company dated 20 October 2008, be and is hereby approved and that any one director of the Company be and is hereby authorised to do all such further acts and things and execute all such further documents and take all such steps as he or she may consider necessary, desirable or expedient to implement and/or give effect to such revision."

2. "THAT the proposed revision of the annual caps for the three financial years ending 31 December 2010 in relation to the continuing connected transactions under the comprehensive services agreement dated 5 November 2007 entered into between the Company and Guangzhou Railway Group Yang Cheng Railway Industrial Company (CHINESE CHARACTERS) to RMB824.68 million, RMB948.38 million and RMB1,090.64 million, respectively, together with the breakdown of such annual caps in respect of the relevant types of services as set out in the circular of the Company dated 20 October 2008, be and is hereby approved and that any one director of the Company be and is hereby authorised to do all such further acts and things and execute all such further documents and take all such steps as he or she may consider necessary, desirable or expedient to implement and/or give effect to such revision."

3. "THAT the proposed revision of the annual caps for the three financial years ending 31 December 2010 in relation to the continuing connected transactions under the comprehensive services agreement dated 5 November 2007 entered into between the Company and Guangshen Railway Enterprise Development Company (CHINESE CHARACTERS) to RMB345 million, RMB396.75 million and RMB456.26 million,

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     respectively, together with the breakdown of such annual caps in respect of the relevant types of services as set out in the circular of the Company dated 20 October 2008, be and is hereby approved and that any one director of the Company be and is hereby authorised to do all such further acts and things and execute all such further documents and take all such steps as he or she may consider necessary, desirable or expedient to implement and/or give effect to such revision."

4. "THAT Mr. Yang Yiping be and is hereby removed from the office of a director of the fifth session of the board of directors of the Company with immediate effect."

5. "THAT Mr. Shen Yi be and is hereby appointed as an executive director of the fifth session of the board of directors of the Company with immediate effect."

Notes:

(1) Holders of the H shares of the Company are advised that the register of members of the Company's H shares will be closed from 4 November 2008 to 4 December 2008 (both days inclusive), during which no transfer of H shares will be registered. Shareholders of the Company whose names appear on the registers of members of the Company at 4:00 p.m. on 4 November 2008, or their proxies, are entitled to attend the Extraordinary General Meeting by presenting their identity cards or passports. Holders of the A shares of the Company will be notified separately regarding the Extraordinary General Meeting.

(2) Each shareholder entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf.

(3) Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

(4) The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointor, the power of attorney or other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or other authority, must be delivered to the registered address of the Company not less than 24 hours before the commencement of the Extraordinary General Meeting or any adjournment thereof (as the case may be).

(5) Shareholders who intend to attend the Extraordinary General Meeting are requested to deliver the attendance confirmation reply form to the registered office of the Company in person, by post or by facsimile on or before 14 November 2008.

(6) The Extraordinary General Meeting is expected to last for half a day. Shareholders and proxies attending the Extraordinary General Meeting shall be responsible for their own traveling, accommodation and other related expenses.

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Registered Office of the Company:
No. 1052 Heping Road
Shenzhen, Guangdong Province
The People's Republic of China
Telephone: 86-755-25587920 or 25588146
Facsimile: 86-755-25591480

                                                     By Order of the Board
                                                         GUO XIANGDONG
                                                       Company Secretary

Shenzhen, the PRC

20 October 2008

As at the date of this notice, the executive Directors are Mr. He Yuhua, Mr. Yang Yiping and Mr. Liu Hai; the non-executive Directors are Mr. Cao Jianguo, Mr. Wu Houhui and Mr. Yu Zhiming; and the independent non-executive directors of the Company are Mr. Dai Qilin, Dr. Wilton Chau Chi Wai and Mr. Lu Yuhui.